Exhibit 99.1

FOR IMMEDIATE RELEASE

SmartStop Self Storage REIT, Inc. to Participate in NAREIT’s Virtual REITworld: 2020 Annual Conference

LADERA RANCH, Calif. – November 13, 2020 – SmartStop Self Storage REIT, Inc. (“SmartStop” or the “Company”) announced today that it will be participating in NAREIT’s upcoming annual virtual conference, REITworld. The event brings together REIT management teams, investors and analysts for educational sessions, presentations, one-on-one meetings and more. H. Michael Schwartz, the Company’s Founder and Executive Chairman, Michael McClure, the Company’s Chief Executive Officer and James Barry, the Company’s Chief Financial Officer, are scheduled to present on Tuesday, November 17, 2020 from 4:30 PM to 5:00 PM Eastern Time.

“We are delighted to be members of NAREIT and to participate in this global industry event,” said Michael McClure, CEO of SmartStop. “Additionally, I am excited to share the SmartStop story along with performance thus far in 2020, and to have the opportunity to present to the industry and investment community at REITworld for the first time.”

Members of SmartStop’s management team will bring their unique perspectives to the industry based on decades of experience in real estate, finance and with over a decade of self storage experience building and growing the SmartStop® Self Storage brand. This is SmartStop’s first time presenting at the annual REITworld conference, and first presentation since SmartStop joined NAREIT in October 2020.

A copy of the presentation will also be filed as an 8-K with the SEC. For access to the conference and to view the SmartStop presentation please register here.

About SmartStop Self Storage REIT, Inc.

SmartStop is a self-managed REIT with a fully integrated operations team of approximately 390 self storage professionals focused on growing the SmartStop® Self Storage brand. SmartStop, through its indirect subsidiary SmartStop REIT Advisors, LLC, also sponsors other self storage programs, including Strategic Storage Trust IV, Inc., a public non-traded REIT, and other private programs. SmartStop is the tenth-largest self storage company in the U.S., with approximately $1.7 billion of real estate assets under management, including an owned and managed portfolio of 148 properties in 19 states and Toronto, Canada and comprising approximately 99,000 units and 11.2 million rentable square feet. Additional information regarding SmartStop is available at www.smartstopselfstorage.com.

Contacts:

Mark Barbalato

FTI Consulting

212.850.5707

mark.barbalato@fticonsulting.com